[LETTERHEAD OF THE ULTIMATE SOFTWARE GROUP, INC.]

May 11, 2010
SENT VIA EDGAR

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:         The Ultimate Software Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 5, 2010
File No. 000-24347

Dear Ms. Jacobs:

On behalf of The Ultimate Software Group, Inc. (the “Company”), I am responding to the Staff’s comments with respect to the above-referenced filing.  For ease of reference, comments in your letter dated March 30, 2010 are reproduced below and are followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2009

Part I

Item 1.  Business

Intersourcing Offering, page 6

1.
We note that your data centers are owned and operated by Quality Technology Services and Verizon.  We also note from your risk factor disclosure on page 11 that a systems failure or other service interruption at either of the data centers owned and managed by QTS or Verizon could result in substantial expense to you, loss of customers, and claims by your customers for damages caused by any losses they incur.  Tell us what consideration you have given to including disclosure of the material terms of these agreements in your business description section and whether these agreements should be filed as exhibits to your Form 10-K.  See Item 601(b)(10) of Regulation S-K.

Management’s Response

In response to the Staff’s comments, we will file the data center agreements as exhibits to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and will be requesting confidential treatment for some competitively sensitive information contained in these agreements.  We will also revise our risk factor disclosure with respect to the data centers to include a discussion of the disaster recovery plans associated with each facility since we believe the risks associated with a systems failure or other service interruption are partially mitigated by such disaster recovery plans. We believe these two sets of disclosures provide sufficient information regarding our data centers.

Part II

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 21

2.
Your disclosure appears to be more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results.  In your future filings, consider revising your disclosure to address, for instance, economic or industry-wide factors relevant to the company, the material operational risks and challenges facing you, and how management is dealing with these issues.  For example, we note your discussion of competitive pressure in your Fourth Quarter Earnings Call for the Fiscal Year 2009.  Refer to Section III.A of SEC Release No. 33-8350.

Management’s Response

In response to the Staff’s comments, in future filings containing an executive overview of management’s discussion and analysis of financial condition and results of operations,  we will revise our disclosure to address key indicators of financial condition and operating performance and material trends and uncertainties, including economic or industry-wide factors relevant to the Company, material operational risks and challenges that we face and how we are dealing with these issues.

As requested in your comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at 954-331-7069.

Sincerely,

/s/ Mitchell K. Dauerman
Mitchell K. Dauerman
Executive Vice President and Chief
Financial Officer

cc:  James A. FitzPatrick, Jr.
      Dewey & LeBoeuf LLP